Contact

www.linkedin.com/in/susanehrlich (LinkedIn)
www.corevc.com (Other)

Top Skills

Executive Management
Leadership
Business Strategy

Susan Ehrlich

VC Partner | Director to Watch | Top 50 Fintech CEO | Strategic Advisor
San Francisco, California, United States

Summary

C-suite executive (CEO, CFO) with 25+ years of experience scaling financial technology businesses; building high performing executive teams: and developing profitable products at the intersection of financial services, technology, ecommerce, & payments.

My passion is creating successful businesses that leverage technology, data and design to expand consumer access to affordable financial products that improve consumer financial health.

As a recognized leader in the financial services industry, I was named one of the Top 50 Financial Technology CEOs (2021) as well as one of the Top 25 Women in Finance 3 years in a row (2009-2011).

I am currently active in the fintech industry as a board member, startup advisor and investor.

Specialties: P&L Management | Business Strategy | Partnerships | Change Management | Digital Transformation | Post-Acquisition Integration l Building High Performing Teams | Scaling Growth | Regulatory Compliance | Financial Planning & Analysis | Enterprise Risk Management | Corporate Governance | Board Member

Experience

Core Innovation Capital
Partner
June 2022 - Present (3 years 11 months)

At Core, we align value with values -- investing in upward mobility for everyday Americans. We seek out companies that deliver more-efficient, well-designed financial products that save people time and money, create upward mobility, and scale broadly – driving both profit margins and consumer value.

FinWise Bank
Director, Board of Directors
July 2024 - Present (1 year 10 months)
Salt Lake City, Utah, United States

FinWise Bancorp (FINW) is a Utah bank holding company headquartered in Murray, Utah, providing Bank and Payments solutions to leading fintech brands. The Company is expanding and diversifying its business model by incorporating Payments (MoneyRails ™) and BIN Sponsorship offerings. As part of its Strategic Program Lending business, FinWise also provides a Credit Enhancement Program, which addresses the challenges that lending and card programs face diversifying their funding sources and managing capital efficiency. Through its compliance oversight and risk management-first culture, the Company is well positioned to guide fintechs through a rigorous process to facilitate regulatory compliance.

Arrived
Director, Board Of Directors
August 2021 - Present (4 years 9 months)
Seattle, Washington, United States

Arrived Homes is a Seattle-based real-estate investing platform that makes ownership of rental properties possible for anyone and everyone. At Arrived, our mission is to empower the world to build wealth through modern real estate investing. www.arrivedhomes.com

Klaros Group
Senior Advisor
July 2021 - Present (4 years 10 months)
San Francisco Bay Area

Klaros Group is an advisory and investment business at the intersection of innovation, financial services, and regulation. We help clients understand the complex world of financial services regulation and find practical ways to meet regulatory requirements while building business scale and momentum.

SentiLink
Advisor
June 2021 - Present (4 years 11 months)
San Francisco, California, United States

A Series B-funded startup, SentiLink is a leader in identity verification technology. SentiLink's solutions are grounded in a deep understanding of the dynamic behaviors and tactics exploited by fraudsters. Its predictive capabilities enable real-time authentication of identities with unparalleled accuracy. Institutions doing business digitally can approve more people, faster with SentiLink's products. Visit www.sentilink.com.

Atomic
Advisor
February 2021 - Present (5 years 3 months)
Utah, United States

Atomic Financial is on a mission is to build the infrastructure that enables banking freedom. We're building payroll APIs that enable the fintech and financial services ecosystem to connect consumers to the data in their accounts, drive conversions of direct deposit linked products, and verify income and employment history in real-time. We believe consumers should be able to easily share their own payroll data to improve their financial outcomes.

We're hiring! If you're interested in joining Atomic, send a message to talent@atomic.financial or apply on our careers page.

Petal (Sold to Empower)
Director, Board Of Directors
June 2021 - May 2024 (3 years)
New York, New York, United States

Petal is a new kind of credit card company built to help people financially succeed. Petal has pioneered cash flow underwriting, as an alternative to credit scores, to make credit more accessible, and offers a simple, modern digital experience that encourages members to build credit, avoid debt, and spend responsibly. www.petalcard.com.

Prism Data, Petal's sister company, is a next-generation transaction intelligence platform that helps businesses serve more customers, build better products, and make smarter decisions. Prism Data takes raw transaction data from financial providers and transforms it into actionable insights to better understand a consumer's credit risk, identity, income and more.

BECU
Director, Board of Directors
April 2015 - April 2024 (9 years 1 month)
Greater Seattle Area

With over 1.4 million members and $30 billion in assets, BECU is the 3rd largest financial cooperative in the US and the largest credit union in

Washington State. As a member-owned credit union, profits are returned to members in the form of better rates and fewer fees. Founded in 1935, BECU was formed to provide a banking alternative for the employees of The Boeing Company. Today, all Washington state residents are eligible to join at www.becu.org.

Audit Chair (2017), Board Chair (2018-2021), Compensation Chair (2022-2024)

Earnest LLC
Chief Executive Officer
July 2018 - April 2021 (2 years 10 months)
San Francisco Bay Area

Simple Finance
Chief Financial Officer
June 2016 - June 2018 (2 years 1 month)
Portland, Oregon Area

Financial Health Network
Chairman of the Board of Directors
June 2010 - May 2017 (7 years)
Greater Chicago Area

Financial Health Network (formerly CFSI) is the nation's authority on consumer financial health--leading a network of financial services innovators committed to building a more robust financial services marketplace with higher quality products and services. Through its Compass Principles and a lineup of proprietary research, insights and events, the Financial Health Network informs, advises, and connects members of its network to seed the innovation that will transform the financial services landscape.

Lending Club
Consultant, New Credit Initiatives
July 2015 - April 2016 (10 months)
San Francisco Bay Area

Amazon
General Manager & Director, Global Consumer Credit Programs
January 2014 - May 2015 (1 year 5 months)
Seattle, WA

H&R Block
President, Financial Services
September 2011 - August 2013 (2 years)
Kansas City, Missouri Area

Led the 75-person business unit managing the H&R Block Bank ($1.3B+ in assets, 3M+ customers) and Block's Emerald suite of financial products for the underserved, millennials and middle market (Emerald Card, Emerald Advance line of credit, and Money Express kiosks) and including H&R Block Bank products (checking, savings, and mortgages).

* Designed Emerald Card's best-in-class combination of rewards and features earning CONSUMER REPORTS #2 position on its list of best prepaid products in 2013

* Introduced first mobile check deposit with instant availability of funds for prepaid--winning a PAYBEFORE AWARD for best mobile application in 2013

* Actively engaged with OCC and Federal Reserve (KC) during annual bank and holding company exams; Member of the H&R Block Bank Board of Directors

Sears Holdings Corporation
President, Financial Services
October 2006 - August 2011 (4 years 11 months)
Hoffman Estates, IL

Managed all Sears financial services programs including its $20+Billion Sears Private Label and Cobrand credit cards, Installment Loans, Kmart Layaway, Gift Cards, Prepaid, Money Services and Payment Acceptance. Exceeded business P&L plans every year.

*   Innovated in the delivery of retail credit through an industry-first multi-lender, multi-product underwriting process built within the Sears point of sale (POS) that included partnerships with Citibank, HSBC, GE Credit and Discover

* Built a track record of successful new product introductions including Free Credit Score, Monthly Payment Plans, Sears Buyer Protection, Kmart Layaway relaunch ($1B+); Christmas Club Card

* Expanded the application of new technologies at retail point of sale (POS) both online and offline-- adding new tender types in as little as 30 days;

check electronification at all terminals; online layaway, Paypal and eBillme on Sears.com

* Named to American Banker's Top 25 Women in Finance 3 consecutive years (2009-2011)
* Keynote Speaker at the 22nd Annual Card Forum & Expo (May 2010)
* Keynote Speaker at the 4th Annual CFSI Underbanked Forum (June 2010)
* Member of the Federal Reserve Board's Consumer Advisory Council (2011)

Washington Mutual
Executive Vice President
January 2003 - October 2006 (3 years 10 months)
San Francisco Bay Area

Manage newly-created strategic planning and market research function for Washington Mutual's $20+ Billion credit card business (formerly Providian Financial). Responsibilities included: Long-term planning and payment strategy development; Negotiation and management of Visa and MasterCard relationships; and Creation of a competitive research and insights function

Managed loyalty/brand, web, and product development
* Researched, developed and launched the new value proposition and brand identity to successfully reposition Providian from the subprime to the middle market in the credit card industry
* Created "Real Information"--free online access for customers to their FICO credit score and mini credit bureau report generating nearly 2 million visits a month
* Led internal communication effort for New Providian brand and products with 6,000 employees in 8 sites—"Introducing the New Providian" awarded a 1st place Sabre Award in 2004 for superior achievement in branding and reputation
* Introduced new loyalty program, Real Rewards, named #7 on the Card Management Magazine list of best products in 2004; Grew loyalty products from a standing start to 17+% of the business
* Developed the business plan and led the initial build of Providian's small business card program
* Directed an organization of 22 marketing professionals

Citi Cards Division of Citibank
Senior Vice President
August 1997 - January 2003 (5 years 6 months)

General Manager of Citi's near prime credit card portfolio (2001-2003). Responsible for the portfolio management strategies and marketing programs to increase profitability and control credit losses in this $15 Billion portfolio generating net income of $400 Million.

* Introduced an innovative collections marketing program that generated $40MM in credit loss savings and won two Direct Marketing Association ECHO awards in 2003 and 2004. Directed a cross-functional team of 12 professionals in Analytics, Credit, Collections, and Marketing

* Responsible for expanding the array of financial services available through Citibank Account Online and for launching the division#s email marketing channel

* Developed and launch a new electronic bill payment and presentment service creating 25,000+ new customer relationships and $47+ Million in bill payments processsed

* Negotiated strategic partnership for Citi Card's first email marketing efforts; Increased campaign frequency, reduced campaign cycle time to second lowest in the industry.

Sony Partnership Manager (1999-2001), reporting to Sony Citibank business manager. Responsible for partnership management and alternate channel acquisitions for the newly-launched Sony Citibank co-brand card. Developed 1999 and 2000 acquisitions plans and marketing budgets; Managed all non-direct mail acquisitions including the development of the Loews theater channel (Sony Cards# second largest and most efficient acquisitions channel); Handled day-to-day partnership relationship and negotiations.

Chief of Staff (1997-1999), reporting to the President of Citi Cards. Coordinated the development and implementation of the division#s 1998/99 strategic plan. Organized and directed strategic planning for Citicorp#s largest and most profitable division--including the business' first senior leadership conference.

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Education

Harvard Business School

MBA, General Management · (1991 - 1993)

Brown University

BA, Organizational Behavior & Mgmt · (1984 - 1988)

The London School of Economics and Political Science (LSE)

General Course, Sociology and Economics · (1986 - 1987)